As filed with the Securities and Exchange Commission on December 16, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ISPECIMEN INC.

(Exact name of registrant as specified in its charter)

Delaware	27-0480143
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

450 Bedford St., Lexington MA	02420
(Address of Principal Executive Offices)	(Zip Code)

2010 Stock Incentive Plan 2013 Stock Incentive Plan Amended and Restated 2021 Stock Incentive Plan
(Full Title of the Plan)

Christopher Ianelli

Chief Executive Officer

iSpecimen Inc.

450 Bedford Street
Lexington, MA 02420

(Name and address of agent for service)

(781) 301-6700

(Telephone number, including area code, of agent for service)

With copies to:

Barry I. Grossman, Esq. Scott M. Miller, Esq. Cassi Olson, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Phone: (212) 370-1300 Fax: (212) 370-7889

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, anon-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be Registered	Amount to be registered(1)		Proposed maximum offering price per share		Proposed maximum aggregate offering price		Amount of registration fee
Common Stock, $0.0001 par value per share, reserved for issuance under the iSpecimen Inc. 2010 Stock Incentive Plan	270,513	(2)	$11.02	(3)	$2,981,053.26		$276.34
Common Stock, $0.0001 par value per share, reserved for issuance under the iSpecimen Inc. 2013 Stock Incentive Plan	309,029	(4)	$11.02	(3)	$3,405,499.58	(3)	$315.69
Common Stock, $0.0001 par value per share, reserved for issuance pursuant to the iSpecimen Inc. Amended and Restated 2021 Stock Incentive Plan	608,000	(5)	$11.02	(3)	$6,700,160.00	(3)	$621.10
Total	1,187,542				$13,086,712.84		$1,213.13

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered additional shares of common stock, par value $0.0001 per share (“Common Stock”), that may become available for issuance in accordance with the provisions of the iSpecimen Inc. 2010 Stock Incentive Plan (the “2010 Plan”), the iSpecimen Inc. 2013 Stock Incentive Plan (the “2013 Plan”), and the iSpecimen Inc. Amended and Restated 2021 Stock Incentive Plan (the “2021 Plan”) to prevent dilution in the event of any future change in the outstanding shares of Common Stock as a result of a recapitalization, stock dividends, stock splits or similar transactions which result in an increase in the number of shares of our outstanding Common Stock.
(2)	Represents shares of Common Stock issuable pursuant to the 2010 Plan being registered herein consisting of shares of Common Stock reserved and available for delivery with respect to certain stock options granted under the 2010 Plan and shares of Common Stock that may again become available for delivery with respect to such options under the 2010 Plan pursuant to the share counting, share recycling and other terms and conditions of the 2010 Plan.
(3)	Estimated solely for the purposes of calculating the registration fee pursuant to Rules 457(c) and 457(h)(1) of the Securities Act based upon the average of the high and low prices reported on Nasdaq per share of our Common Stock on December 15, 2021.
(4)	Represents shares of Common Stock issuable pursuant to the 2013 Plan being registered herein consisting of shares of Common Stock reserved and available for delivery with respect to certain stock options granted under the 2013 Plan and shares of Common Stock that may again become available for delivery with respect to such options under the 2013 Plan pursuant to the share counting, share recycling and other terms and conditions of the 2013 Plan.
(5)	Represents shares of Common Stock issuable pursuant to the 2021 Plan being registered herein consisting of shares of Common Stock reserved and available for delivery with respect to certain stock options granted under the 2021 Plan and shares of Common Stock that may again become available for delivery with respect to such options under the 2021 Plan pursuant to the share counting, share recycling and other terms and conditions of the 2021 Plan.

Explanatory Note

This Registration Statement is being filed by iSpecimen Inc. (the “Registrant”, “we”, “us”, “our” or similar terminology) relating to 1,187,542 shares of our Common Stock which may be offered and sold pursuant to our 2010 Plan, our 2013 Plan, and our 2021 Plan.

This Registration Statement includes, pursuant to General Instruction E to Form S-8, a re-offer prospectus in Part I (the “Reoffer Prospectus”). The Reoffer Prospectus may be utilized for reofferings and resales by certain executive officers and directors listed in the Reoffer Prospectus who may be deemed “affiliates” of the Company on a continuous or a delayed basis in the future of up to 419,001 shares of Common Stock, and employees and consultants who may be deemed “non-affiliates” of the Company on a continuous or a delayed basis in the future of up to 193,189 shares of Common Stock. These shares constitute “control securities” or “restricted securities” which have been issued prior to or issuable after the filing of this Registration Statement. The Reoffer Prospectus does not contain all of the information included in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement, as permitted by the rules and regulations of the SEC. Statements contained in the Reoffer Prospectus as to the contents of any agreement, instrument or other document referred to are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the Registration Statement, we refer you to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by this reference.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.	Plan Information.*
Item 2.	Registrant Information and Employee Plan Annual Information.

*	Information required by Part I to be contained in the Section 10(a) Prospectus is omitted from the Registration Statement in accordance with Rule 428 under the Securities Act of 1933, as amended.

Reoffer Prospectus

ISPECIMEN INC.

612,190 Shares

Common Stock

This reoffer prospectus (“Reoffer Prospectus”) relates to the public resale, from time to time, of an aggregate of 612,190 shares, par value $0.0001, of the common stock (the “Common Stock”) of iSpecimen Inc. (the “Company”) by certain security holders (the “Selling Stockholders”) identified herein in the section entitled “Selling Stockholders.” Shares of the iSpecimen Inc. 2010 Stock Incentive Plan (the “2010 Plan”), the iSpecimen Inc. 2013 Stock Incentive Plan (the “2013 Plan”), and the iSpecimen Inc. Amended and Restated 2021 Stock Incentive Plan (the “2021 Plan”).

Our Common Stock is quoted on the Nasdaq Capital Market under the symbol “ISPC”. On December 15, 2021, the closing sales price for our Common Stock on the Nasdaq Capital Market was $10.87 per share.

The shares included in this prospectus may be offered and resold directly by the Selling Stockholders in the open market at prevailing prices or in individually negotiated transactions, through agents designated from time to time or through underwriters or dealers. We will not control or determine the price at which a Selling Stockholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

Investing in our Common Stock is highly speculative and involves a significant degree of risk. See the section entitled “Risk Factors” on page 13 and in the documents incorporated herein by reference before you decide to buy our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Reoffer Prospectus is 16, 2021.

Please read this prospectus and the documents incorporated by reference herein carefully. These documents describe our business, our financial condition and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained or incorporated by reference in this prospectus. We and the Selling Stockholders have not authorized anyone to provide you with any information or to make any representations about us, the securities being offered pursuant to this prospectus or any other matter discussed or incorporated by reference in this prospectus, other than the information and representations contained or incorporated by reference in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. This prospectus will be updated and made available for delivery to the extent required by the federal securities laws.

We are responsible for the disclosure in this prospectus. However, this prospectus (including the documents incorporated by reference herein) includes industry data that we obtained from internal surveys, market research, publicly available information and industry publications. The market research, publicly available information and industry publications that we use generally state that the information contained therein has been obtained from sources believed to be reliable. Such information contained or incorporated by reference herein represents the most recently available data from the relevant sources and publications and we believe remains reliable. We did not fund and are not otherwise affiliated with any of the sources cited in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products. This prospectus may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus or the documents incorporated by reference herein are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections included or incorporated by reference herein entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Readers are cautioned that known and unknown risks, uncertainties and other factors, including those over which we may have no control and others listed in the “Risk Factors” section of this prospectus, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our ability to enter into contracts with healthcare providers to gain access to specimens, subjects, and data on favorable terms;

●	our ability to obtain new customers and keep existing customers;

●	development of our technology to adequately keep pace to support expansion of our existing line of business or our entry into new lines of businesses;

●	market adoption rate of our marketplace technology;

●	our ability to continue to expand outside of the United States in compliance with local laws and regulations;

●	our business model generally and our utilization of the proceeds from this offering;

●	acceptance of the products and services that we market;

●	the viability of our current intellectual property;

●	government regulations and our ability to comply with government regulations;

●	our ability to retain key employees;

●	adverse changes in general market conditions for biospecimens;

●	our ability to generate cash flow and profitability and continue as a going concern;

●	our future financing plans; and

●	our ability to adapt to changes in market conditions (including as a result of the COVID-19 pandemic) which could impair our operations and financial performance.

II

These forward-looking statements involve numerous risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results of operations or the results of other matters that we anticipate could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections included or incorporated by reference in this prospectus. You should thoroughly read this prospectus and the documents incorporated herein by reference with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in or incorporated by reference in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus, the documents incorporated by reference into this prospectus and the documents we have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect.

III

PROSPECTUS SUMMARY

This summary of the prospectus highlights material information concerning our business and this offering. This summary does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus and the documents incorporated by reference herein, including the information presented under the section entitled “Risk Factors”, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of factors such as those set forth in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, unless the context indicates otherwise, the terms “we,” “our,” “ours” “us” or similar terminology refer to iSpecimen, Inc.

We amended our Certificate of Incorporation on March 30, 2021 in order to effect a 1-for-5.545 reverse stock split of all outstanding shares of our common stock. Throughout this prospectus, each reference to a number of our issued and outstanding common stock gives effect to the reverse split, unless otherwise indicated.

Overview

iSpecimen is technology-driven company founded to address a critical challenge: how to connect life science researchers who need human biofluids, tissues, and living cells (“biospecimens”) for their research, with the billions of biospecimens available (but not easily accessible) in healthcare provider organizations worldwide. Our ground-breaking iSpecimen Marketplace platform was designed to solve this problem and transform the biospecimen procurement process to accelerate medical discovery.

The iSpecimen Marketplace brings new capabilities to a highly fragmented and inefficient biospecimen procurement market. Our technology consolidates the biospecimen buying experience in a single, online marketplace that brings together healthcare providers who have biospecimens and researchers across industry, academia, and government institutions who need them. We are seeking to transform the world of biospecimen procurement much like the way travel websites changed the consumer buying process for flights, hotels, and rental cars.

Our iSpecimen Marketplace platform ingests de-identified healthcare data provided by our healthcare supply partners — including nearly 14 million patient records, 72 million clinical specimen records, 1 million banked specimen records, 570 million laboratory test results, and 890,000 medical conditions as of September 30, 2021 — to allow researchers to easily search for and select research subjects, specimens, and associated data they need to drive their research programs. It then orchestrates and manages the biospecimen procurement workflows of both researchers and suppliers to bring efficiencies to the entire buying process. Through the iSpecimen Marketplace, researchers gain instant access to millions of specimens anytime, anywhere, while participating supply organizations gain an opportunity to contribute compliantly to medical research while increasing their revenue and sustainability.

Our Mission

iSpecimen’s mission is to accelerate life science research and development, or R&D, with a global marketplace platform that connects researchers to subjects, specimens, and associated data. Our vision is to create an “Amazon-like” global Marketplace of patients, biospecimens, and data for research to improve the quality of human life. We implement employee programs that foster a company culture predicated on the core values of corporate and individual growth; results and accountability; team before self; a can-do positive attitude; and the perseverance to succeed.

Our Market Opportunity

The overall demand for human biospecimens and related healthcare data (“annotated biospecimens”) continues to grow dramatically. Global spending on the procurement of annotated biospecimens is estimated by our management team to have been $3 billion to $4 billion in 2020, with a market growth rate estimated on the order of 10% to 15% annually through 2024. These expenditures are spread across the commercial, academic, and government sectors of the healthcare and life sciences industry, with the commercial sector (biopharmaceutical and in vitro diagnostics companies) representing the majority of the market. Market growth is primarily driven by advances in life science technologies and shifts in R&D spending aimed at identifying and aligning biomarkers with clinical outcomes — a key step towards the development of more targeted disease treatments and diagnostics. Both the precision medicine market (as defined below), with a growth rate of 11% per year from 2020 to 2026 according to a Global Market Insights report, and the regenerative medicine market (as defined below), with a growth rate of 26% per year from 2019 to 2026 according to a 2019 Fortune Business Insights report, rely heavily upon biospecimens for research and development programs.

Precision medicine, sometimes known as “personalized medicine,” is an innovative approach to tailoring disease prevention and treatment that takes into account differences in people’s genes, environments, and lifestyles. The precision medicine market consists of numerous organizations engaged in the research, development, manufacturing, and commercialization of novel drugs, diagnostic tests, and technologies that boost the precision medicine workflow.

Regenerative medicine therapies include cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products, except for those regulated solely under section 361 of the Public Health Service Act (42 U.S.C. 264) and Title 21 of the Code of Federal Regulations Part 1271 (21 CFR Part 1271). The regenerative medicine market consists of numerous organizations engaged in the research, development, manufacturing, and commercialization of cell and immunotherapies, genetically modified cells, therapeutic tissue engineered products, human cell and tissue products, and combination products using any such therapies or products.

Human biospecimens can be very difficult for researchers to acquire and for healthcare providers to distribute. We believe there are over 10 million healthcare providers worldwide that possess collections of such human biospecimens or have access to patients and their biospecimens during clinical care, so many specimens exist that could potentially be used in research. However, researchers have little way to know which healthcare organizations are willing to make their specimens available for research and healthcare providers likewise have little access to the research community. Even if these organizations could identify each other, it takes time and money to execute contracts that allow them to then transact. Once organizations are under contract with each other, researchers must then ensure that the specimens have been collected under appropriate compliance frameworks, using collection protocols consistent with their research needs, and accompanied by required data. Our iSpecimen Marketplace compliantly connects each side of this highly fragmented market to reduce the costs, time, and risks for both suppliers and customers in the biospecimen supply chain. We know of no other commercial human biospecimen marketplace that provides instant online searchability of specimens across a network of specimen providers.

The biospecimen procurement market is poised for disruption and has many attractive characteristics of other markets with successful online marketplaces:

•	Large and growing. We estimate the biospecimen market to be $3 billion to $4 billion in size and growing rapidly, at an estimated 10% to 15% annually;

•	Highly fragmented. This market today is comprised of fragmented landscape of millions of healthcare providers who could potentially offer biospecimens and data for research, and hundreds of thousands of life science researchers who need access to them; and

•	Inefficient. Researchers and healthcare providers today largely utilize manual processes such as email, phone calls, and spreadsheets to find each other, request specimens, and manage the specimen procurement process.

We believe our marketplace technology has the potential to disrupt the $3 billion to $4 billion human biospecimen supply chain industry.

Our Customers

Our customer base is primarily comprised of three main segments: biopharmaceutical companies, in vitro diagnostic (“IVD”) companies, and government/academic institutions. As of September 30, 2021, we have distributed our specimens to approximately 398 unique customer organizations, comprising of many of the large IVD and biopharma companies along with federal and state government agencies, such as the Centers for Disease Control and Prevention.

Additionally, in 2019, we entered the new and rapidly growing regenerative medicine segment, which according to a market research report published by Fortune Business Insights, the global regenerative medicine market was valued at $23.8 billion in 2018 and is expected to reach $152 billion by the end of 2026 thereby exhibiting an estimated CAGR of 26%. Moreover, according to the Alliance for Regenerative Medicine, global financing for the regenerative medicine sector set an annual record of $19.9 billion in 2020. This “rapid growth” of the regenerative medicine market is characterized by the double-digit annual revenue growth rate combined with record global financing levels. We continue to have and maintain site participation agreements with several provider partners which enable us to offer through our iSpecimen Marketplace, various types of annotated hematologic products that are used in the research and development of regenerative medicine therapies. Such products include for example, whole bone marrow aspirate, mononuclear cell fractions, and isolated immune cell products that have been collected from both healthy and diagnosed (diseased) human donors. Some of the aforementioned products are offered in both fresh and cryopreserved formats depending on the customer’s preference. Since entering the regenerative medicine market in late 2019, we have acquired 27 customers. The regenerative medicine market represents 1.7% of our total revenue in 2019, 2.1% in 2020, and approximately 5.4% in the nine months ended September 30, 2021.

Our Supply Partners

Critical to the success of the iSpecimen Marketplace is the network of healthcare providers who make their patients, samples, and data available to researchers. This supply network was built over a nine-year period and as of September 30, 2021, our supply network consisted of more than 197 unique healthcare organizations and biospecimen providers, including healthcare systems, community hospitals, clinics, private practice groups, commercial laboratories, blood centers, commercial biobanks, and cadaveric donation centers. Our suppliers are located in 13 countries across the Americas, Europe, and Asia.

Each supplier organization may give us access to one or more of the following environments within their organization where specimens may be obtained:

•	Clinical labs — This environment provides access to remnant biofluids and is typically found in hospitals, commercial laboratories, clinics, and private practice groups;

•	Pathology labs — This environment provides access to remnant tissue and remnant hematopoietic stem and immune cells and typically exists within hospitals or commercial laboratories;

•	Biorepositories — These organizations typically reside within larger healthcare systems or commercial organizations. Generally, they collect and store specimens for unspecified future research purposes;

•	Blood donor centers — These organizations typically collect large volumes of blood and derivatives for therapeutic or research purposes. They own and operate donor centers and may manufacture a broad selection of isolated cell types (fresh or cryopreserved) from consented donors for research use;

•	Cadaveric donation centers — These organizations receive whole cadavers and provide access to cadaveric tissues, biofluids, and stem cells, specifically for research purposes; and

•	Clinical research centers — These organizations within healthcare facilities or operating as standalone entities provide access to subjects for research programs. Patients may be approached and consented to provide specimens when they are in for healthcare appointments (i.e. patient encounters) or may be called in to specifically participate in research projects.

The iSpecimen Marketplace Solution

The iSpecimen Marketplace offers single-source access to millions of human biospecimens and patients across a diverse network of specimen providers quickly and compliantly, saving researchers time and money in their specimen procurement process while making it easier and more efficient for providers to get their specimens in the hands of researchers who need them. Our iSpecimen Marketplace technology makes it as easy to find specimens for research as it is to find flights on a travel website. We have adopted many of the same ease-of-use characteristics of these business-to-consumer, or B2C, marketplaces, from simple guided searches, to the ability to refine search criteria with sliders and checkboxes, to the ability to add chosen items to a cart in order to purchase them, to online order management. Our two-sided marketplace platform makes it easy for researchers and healthcare providers to connect and transact, introducing efficiencies into what is otherwise a very time-consuming and manual process.

Our iSpecimen Marketplace technology is groundbreaking in the human biospecimen procurement space. In a world where there are thousands of biospecimen providers who typically rely upon e-mail and spreadsheets to communicate with customers to manage the bioprocurement process, our iSpecimen Marketplace offers a more efficient user experience to life science researchers who are looking for better ways to access research subjects, specimens, and data, and to healthcare provider organizations, who are looking to realize their missions of supporting research while augmenting their bottom line.

"The iSpecimen Marketplace instantly shows researchers the available specimens that meet their specific inclusion and exclusion criteria."

As of September 30, 2021, we had more than 4,800 external registered users on the iSpecimen Marketplace platform, representing nearly 2,000 unique internet domains. Collectively, these users logged into the iSpecimen Marketplace more than 103,000 times and performed more than 13,000 specimen searches yielding more than 1,400 quote requests since the launch of the marketplace in June 2017.

Planned Developments of our iSpecimen Marketplace

While the iSpecimen Marketplace currently supports our business model of providing access to search, find, and acquire human biospecimens and associated data from “inquiry to invoice” and positions us for future expanded business model exploration, there are a number of areas in which the iSpecimen Marketplace functionality could be enhanced to better support our stakeholders, including our prospects and customers, iSpecimen sales and operations staff, and our supply partners. We believe with additional investment in technology development resources, we could make significant progress in scaling our iSpecimen Marketplace and, by the end of 2022, we expect to have capabilities such as more direct support for our prospective collections, deeper search and workflow capabilities, and direct pricing availability in the platform.

We plan to continue technology investment to better connect healthcare researchers with our network of suppliers to enable the acquisition of human biospecimens and data to help accelerate research and expand the impact of our iSpecimen Marketplace platform from “inquiry to invoice” through the following key approaches:

•	Enhance the customer experience. By working with our prospects and customers to understand their needs, we strive to provide a platform that more easily enables them to specify and find human biospecimens and data that meet the requirements of their research.

•	Improve operational efficiency. By measuring the results of our operational workflows, we endeavor to reduce the friction and manual efforts in our processes and systems.

•	Increase our supplier engagement. By continuing to engage with our supply partners to deliver solutions that make their interactions with us more fulfilling, we become more seamlessly integrated into their workflows and daily operations.

We continue to prioritize and release updated versions of the iSpecimen Marketplace platform in alignment with these approaches and believe that continuing to focus on these approaches will enable us to scale our business model more effectively.

Our Technology

Technology Components

The iSpecimen Marketplace technology is comprised of four major functional areas: search; workflow; data; and administration and reporting. We continue to invest in the evolution of these areas to improve customer and supplier engagement with the platform; provide operational efficiencies for our suppliers, our customers, and our internal operations; and increase the liquidity of products and services obtained through the platform. Our core business objective is to retain and grow both researcher and supplier usage of our platform to support biospecimen procurement, as well as to position our Company to explore other adjacent business opportunities that can benefit from the use of the iSpecimen Marketplace.

•	Search. The primary purpose of the iSpecimen Marketplace is to matchmake between those with access to subjects, specimens, and data, and those with a need for them to power their research. By entering subject and sample selection requests through the iSpecimen Marketplace, researchers can instantly search across the available medical records of large populations within iSpecimen’s healthcare provider network to create customized patient and specimen cohorts. Researchers can specify their criteria and either refine and review results to select specific specimens instantly, or they can request that iSpecimen find patients, specimens, and associated data to satisfy their needs when specimens do not currently exist in our network. Using our own proprietary algorithms, we enable researchers to explore both biospecimens that are currently available and view projections of those that are likely to become available in the future based on historic statistical analysis of data.This allows researchers to quickly and easily determine how we can fulfill their requirements, which is especially useful for project planning and budgeting.

•	Workflow. Our workflow engine supports the unique bioprocurement workflows of our suppliers, customers, and internal iSpecimen operations users. For our suppliers, our ability to easily integrate into their environments and automate key parts of their bioprocurement workflow enables us to maintain a level of engagement and responsiveness necessary to successfully deliver on specimen requests from our research customers. We make it easy for suppliers to list their specimens in our iSpecimen Marketplace by receiving their data in the most commonly used data transmission formats for healthcare data, such as HL7 feeds (a healthcare data interchange standard), JSON files (a standard data interchange format), and CSV files (a comma separated values file used for tabular data), and then by harmonizing this data into standard terminology sets that allows their specimens to be searchable by our research customers. We provide these onboarding services at no charge to our supply partners. Additionally, our iSpecimen Marketplace technology enables suppliers to track and manage all of their specimen requests from feasibility assessment through the ordering and fulfillment process in a single web application, thereby streamlining their bioprocurement workflow. Because the work that we do with our suppliers is often a secondary concern to their primary mission of providing patient care, we believe that seamlessly integrating into their workflow is critical to its use and ongoing success.

•

Data. We power search and orchestrate the procurement workflow through our ability to acquire, ingest, generate, and use big data from our healthcare provider partners. Working with a global, centralized set of healthcare providers, we receive this data in a variety of different formats and quality levels. We de-identify, normalize, and harmonize our supplier network’s data for usage in our iSpecimen Marketplace, ensuring the highest level of patient privacy and compliance with HIPAA and other applicable regulations that govern the research use of patient specimens and data. As of September 30, 2021, the iSpecimen Marketplace had ingested and harmonized data on nearly 14 million patients, 72 million clinical specimens, 1 million banked specimens, 570 million laboratory test results, and 890,000 medical conditions.

•	Administrative, Compliance, and Reporting. Administration, compliance, and reporting functions are critical components to enable users to properly evaluate and manage the bioprocurement process. Our administrative capabilities include functions such as user management to assign users and roles and password management to ensure passwords are updated regularly, among other capabilities. Compliance management includes manual and technology-based processes that allow iSpecimen to track and manage unique regulatory and legal requirements across customers and suppliers (such as consent requirements versus consents granted, required specimen and data uses versus allowable specimen and data uses, resale or distribution requirements versus resale or distribution rights) to make sure that customer requirements and supplier requirements match before transferring specimens and data. Additionally, we conduct regular audits of supply sites capabilities and confirm that supply sites have Institutional Review Board (“IRB”) (or equivalent) protocols in place where required by law. Our reporting tools turn operational data into useful information by enabling users to view operational data in tables and other visualizations. Together, they help manage and streamline administration, compliance, and operational functions.

Technology Development

The iSpecimen Marketplace software was developed over nine years with more than 80 staff-years invested in research and development. It comprises an orchestration of SaaS solutions, commercial and open source components, and custom developed software deployed in the cloud on a third-party hosting platform built and maintained through a combination of full-time staff and outsourced partners. The team uses agile practices to develop and improve the platform. We continue to enhance and improve the performance, functionality, and reliability of the iSpecimen Marketplace platform based on a user-informed roadmap that is actively updated based on internal and external feedback aligned with our goals.

The iSpecimen Marketplace relies on third parties for certain technology to support development, delivery, and operations of the platform including product management, software development, cloud hosting, data processing, content mapping, and security services. iSpecimen uses software (including source code) and other materials that are distributed under a “free,” “open source,” or similar licensing model, including software distributed under the Apache License, Version 2.0, The MIT License, Mozilla Public License 2.0 (MPL-2.0), GNU General Public License version 2, GNU Lesser General Public License version 2.1, Eclipse Public License 1.0 (EPL-1.0), Common Development and Distribution License 1.0. In addition, iSpecimen uses software and services from commercial providers. We do not believe any of them are not generally commercially available to us from other parties. iSpecimen does not have any technology licensing contracts signed within the last two years upon which our business is substantially dependent. We continue to evaluate partners whose capabilities can help us deliver our iSpecimen Marketplace solution in areas such as functionality, efficiency, and security and expect to continue to leverage and consider additional third-party capabilities in our ongoing Marketplace development.

Our Competitive Strengths

When successfully implemented, online marketplaces are a highly efficient supply chain that offer many advantages to both suppliers and customers, including lower costs, reduced procurement timeframes, increased revenue (for suppliers), increased access to a large and growing supply network (for customers), and reduced risks. While our iSpecimen Marketplace is driving these benefits now, we believe they will become even more apparent when the iSpecimen Marketplace achieves greater scale by the end of 2022, when we expect to have capabilities such as more direct support for our prospective collections, deeper search and workflow capabilities, and direct pricing availability in the platform. As a result of these advantages, as of September 30, 2021, we have delivered more than 160,000 specimens in support of more than 2,100 unique customer projects since shipping our first specimens in 2012. We have also provided our healthcare provider partners with more than $14 million in revenue during that time.

To date, we have been unable to operate the marketplace profitably. For the nine months ended September 30, 2021 and the year ended December 31, 2020, we reported net losses of $6,911,428 and $4,652,084, respectively.

The Regulatory Environment

iSpecimen works with the healthcare industry and with clinical researchers, both highly regulated environments in the United States and other countries. Government departments and agencies, at the federal, state, and local levels have regulations related to research activities that involve human subjects as well as regulations that govern the privacy and security of personal and healthcare data about individuals, including the collection, storage, and dissemination of that data. To support compliance with regulations, we have both internal personnel and external resources who provide us with expertise in various areas of compliance including a Chief Information Security Officer, Chief Privacy Officer, contracts manager, biospecimen counsel (external), general counsel (external), IRB (external), and other employees with expertise and oversight of site compliance, lab compliance, and operational compliance.

Our Growth Strategy

We believe we will continue to accelerate our revenue growth by improving and expanding our iSpecimen Marketplace platform to become the most convenient, efficient, and trusted resource for researchers to acquire, and suppliers to share research subjects, biological samples, and data for life science research. We plan to continue to build value by pursuing strategic objectives in five key areas:

•	Marketplace technology innovation. We continue to innovate our proprietary iSpecimen Marketplace technology with search and workflow automation features that dramatically improve the buyer’s journey of searching for and compliantly acquiring annotated biospecimens from “inquiry to invoice”, and the supplier’s journey of sharing patient and specimen data, confirming project feasibility, and fulfilling orders;

•	Increased patient data. Healthcare data is an important underlying asset of our marketplace business model. Gaining access to increasing levels of healthcare data at our supply partner organizations will allow us to increase the efficiency of our operations from inquiry-to-invoicing while also accelerating the overall biospecimen procurement process. Additionally, our ability to use increasing volumes of patient data to identify and engage with patients for biospecimen research also provides additional opportunities to move into adjacent spaces — including recurring revenue business models — such as premium search subscriptions, patient data subscriptions, the patient recruitment for clinical trials, and software licensing;

●	Supply chain expansion. In order to better support worldwide research, we continue to increase access to global patient populations, inventories of banked specimens, patient data, and prospective collection capabilities by expanding our network of high-value suppliers combined with a direct- to- patient specimen collection capability. We are agile in identifying and onboarding new global supply partners who can provide specimens and related services to meet rapidly emerging market needs such as our recent expansion into COVID-19 biomaterials for SARs-CoV-2 research, and into diagnostic, vaccine, and therapeutic development;

●	High growth markets. We are focusing on servicing high growth market sectors such as COVID-19 research, precision medicine, regenerative medicine, biopharma/vaccine development, diagnostics development (e.g. oncology liquid biopsy and infectious disease), and specialized areas of life science research (e.g. cancer and autoimmune disease); and

●	Organizational capacity. We continue to strengthen our organizational capacity with the right experience, training, skill sets, and resources for developing our iSpecimen Marketplace platform, expanding our marketplace of high-value suppliers and customers located in key geographies, ensuring regulatory compliance, and tracking key performance indicators while fostering a data- driven mindset.

Additionally, we have deployed a multi-faceted go-to-market strategy to support our customer and supplier growth initiatives. This strategy includes a focus on:

•	Sales and Marketing capabilities. Our sales organization will continue to grow and evolve to better focus on targeted market sectors and key stages of sales development to increase sales funnel conversion rates;

•	High value customers and suppliers. We will continue to grow and retain high-value customers and suppliers by delivering excellent service and pursuing deeper relationships. For example, we are developing preferred supplier contracts to increase purchase volume, customer retention/loyalty, and growth in the number of researchers served within a parent account. We are also investing more resources in customer service personnel, site management personnel, and related processes; and

•	Channel partners. We will continue to collaborate with channel partners located in key non-U.S. markets to reach more end-users of biospecimens and data, strengthen our brand visibility, increase market share, and drive iSpecimen Marketplace utilization. These partnerships also help mitigate our risk of sales volatility in the case of an economic downturn or other factors that negatively impact sales and market demand in the U.S.

We have articulated our growth plan using a strategy map balanced scorecard approach which identifies strategic objectives and connects internal processes with desired outcomes that align with our mission and vision.

COVID-19 Impact

On January 30, 2020, the WHO announced a global health emergency because of a new strain of coronavirus (COVID-19) originating in Wuhan, China and the risks to the international community as the virus spread globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The pandemic had and still has both positive and negative effects on iSpecimen’s business.

On the downside, starting in March 2020, COVID-19 affected our supply chain’s ability to fulfill specimen requests. As healthcare providers dealt with the COVID-19 pandemic, many temporarily shuttered their research operations, including biospecimen collection capabilities, as they deployed resources to more critical parts of their organization or their employees stayed home to support social distancing measures. As a result, by April 1, 2020, more than 40% of our worldwide supply was fully-disabled, (i.e. these suppliers had halted the fulfillment of specimen requests); more than 40% was partially-disabled, (i.e. these suppliers were fulfilling specimen requests at a slower rate than before the pandemic); and less than 15% was fully- operational. Consequently, the overall rate at which we could fulfill specimen requests was slowed due to COVID-19 and during the three months beginning April 2020, while our purchase order value increased by more than 300% compared to same period in 2019, our revenue increased by less than 35% compared to the same period in 2019. However, over the course of the pandemic, many supply sites began to recover and became operational by August and even more so by November 2020.

On the positive side, a new market for COVID-19 samples emerged as a result of the pandemic and we responded to the demand and matched requests for COVID-19 specimens to supply sites in areas of outbreak. As a result, COVID-19 specimens accounted for more than 35% of our purchase orders in 2020 and more than 35% of our purchase orders in the nine months period ended September 30, 2021. We also employed a mobile phlebotomy service provider to allow us to collect specimens from research subjects in their homes should this pandemic or other circumstances in the future drive more social distancing that limits our supply sites’ ability to collect specimens.

These actions helped us to grow revenue by 57% in the nine months ended September 30, 2021, when compared to the nine months ended September 30, 2020.

In addition, in May 2020, we applied for and received a loan in the amount of $783,008 from the Paycheck Protection Program under the CARES Act, and in January 2021 the loan was fully forgiven.

Recent Developments

Term Loan from Bridge Bank

On August 13, 2021, we entered into a Loan and Security Agreement (the “Loan and Security Agreement”) with Bridge Bank, a division of Western Alliance Bank (“Bridge Bank”). Pursuant to the Loan and Security Agreement, Bridge Bank provided us with a term loan facility in the maximum principal amount of $5,000,000, including (i) a $3,500,000 term loan advanced at the closing and (ii) a $1,500,000 term loan available upon the Company’s request, subject to certain conditions for the 18-month period following the Closing Date. Amounts outstanding under the Loan and Security Agreement bear interest at a per annum rate equal to the prime rate plus 0.75%. In addition, the Company is also required to pay customary fees and expenses. At closing, the proceeds of the term loan facility were used to repay in full the outstanding indebtedness under secured promissory notes issued by the Company from 2018 through 2020 (the “Bridge Notes”), including amounts owed to related parties (the “Related Party Bridge Notes”).

The Loan and Security Agreement requires payments of interest only through February 2023. Beginning on March 10, 2023, the Company is required to make monthly payments of principal and interest, based on a 30-month amortization schedule. All amounts outstanding under the Loan and Security Agreement will become due and payable on August 10, 2025. The obligations under the Loan and Security Agreement are secured by substantially all of the assets of the Company except for the Company’s intellectual property.

In connection with the Loan and Security Agreement, the Company issued Bridge Bank a warrant to purchase up to 12,500 shares of the Company’s Common Stock at an exercise price of $8.00 per share (the “Lender Warrant”).

December 2021 Private Placement

On December 1, 2021, we closed a private placement where we issued shares and warrant shares to stockholders.

Emerging Growth Company under the JOBS Act

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we have elected to take advantage of reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

●	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	we are exempt from the requirement to obtain an attestation and report from our auditors on whether we maintained effective internal control over financial reporting under the Sarbanes-Oxley Act;

●	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

●	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until December 31, 2025 (the last day of the fiscal year following the fifth anniversary of our initial public offering) if we continue to be an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to provide two years of audited financial statements. Additionally, we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

Corporate Information

Our principal offices are located at 450 Bedford Street, Lexington MA 02420 and our telephone number is (781) 301-6700. Our website is www.ispecimen.com. Our website and the information on or that can be accessed through such website are not part of this prospectus.

The Offering

Outstanding Common Stock	8,729,532 shares of Common Stock outstanding as of December 14, 2021.

Common Stock Offered	Up to 612,190 shares of Common Stock for sale by the Selling Stockholders for their own account.

Selling Stockholders	The Selling Stockholders are set forth in the section of this prospectus entitled “Selling Stockholders.”

Proceeds	We will not receive any proceeds from the sale of our Common Stock by the Selling Stockholders. However, we will receive the exercise price of any Common Stock issued to the Selling Stockholders upon cash exercise by them of options held by them. We would expect to use the proceeds, if any, for general working capital purposes. See “Use of Proceeds.”

Risk Factors	The securities offered hereby are speculative and involve a significant degree of risk. See “Risk Factors.”

Nasdaq Capital Market Symbol	ISPC

RISK FACTORS

Investing in our Common Stock is speculative and involves significant risks. Before making a decision to invest in our Common Stock, investors are urged to review the risk factors set forth under the caption “Risk Factors” in our Prospectus filed pursuant to Rule 424(b)(4) filed with the SEC on June 21, 2021 and our other public filings made with the SEC which are incorporated by reference into this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the resale of our Common Stock by the Selling Stockholders pursuant to this prospectus. However, we will receive the exercise price of any Common Stock issued to the Selling Stockholders upon cash exercise by them of options held by them. We would expect to use these proceeds, if any, for general working capital purposes. We have agreed to pay the expenses of registration of these shares.

SELLING STOCKHOLDERS

The following table sets forth (a) the aggregate of the number of shares of Common Stock beneficially owned by each Selling Stockholder as of the date of this prospectus; (b) the number of shares of Common Stock that each Selling Stockholder may offer for sale from time to time pursuant to this prospectus, whether or not such Selling Stockholder has a present intention to do so; and (c) the number of shares of Common Stock to be beneficially owned by each Selling Stockholder following the sale of all shares that may be so offered pursuant to this prospectus, assuming no other change in ownership of Common Stock by such Selling Stockholder after the date of this prospectus. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power. To our knowledge, none of our officers and directors have a present intention to offer shares of Common stock for sale, although they retain the right to do so.

In addition to the Selling Stockholders named in the below table, there are certain non-affiliates of the Company, each of whom is offering and may sell up to 1,000 shares of Common Stock, which are “restricted securities,” and may use this prospectus for reoffers and resales of such shares of Common Stock.

Inclusion of an individual’s name in the table below does not constitute an admission that such individual is an “affiliate” of the Company.

Selling Stockholder	Number of Shares Beneficially Owned Prior to Resale(1)	Percent of Shares Beneficially Owned Prior to Resale(2)	Number of Shares Offered for Resale		Number of Shares Beneficially Owned After Resale	Percent of Shares Beneficially Owned After Resale(2)
Andrew Ross(3)	1,329,759	15.2%	16,025		1,313,734	15.0%
Benjamin Bielak(4)	32,799	*	54,619		0	*
Christopher Ianelli(5)	415,395	4.7%	104,698		310,697	3.6%
Jill Mullan(6)	225,066	2.6%	141,680		84,626	1.0
John Brooks(7)	1,250	*	16,025		0	-
Margaret Lawrence(8)	1,250	*	16,025		0	-
Steven Gullans(9)	5,758	*	16,025		0	-
Tracy Curley(10)	17,575	*	37,879		0	*
George Scholl(11)	843,231	9.7%	16,025		827,206	9.5%

Andrew Brooks	4,508	*	4,508		0	-
Brad Callow	9,219	*	9,219		0	-
Bruce Cranna	25,607	*	25,607		0	-
Cal Ross	1,236	*	1,236		0	-
Carly Lejnieks	1,069	*	1,069		0	-
Christine Power	1,896	*	1,896		0	-
David Wages	18,213	*	18,213		0	-
Dawn Michelle	23,205	*	23,205		0	-
Edwin Trautman	4,508	*	4,508		0	-
Eric Langlois	3,604	*	3,604		0	-
Hans Boerma	2,461	*	2,461		0	-
Joseph Ianelli	31,559	*	31,559		0	-
Madhu Valluri	5,351	*	5,351		0	-
Martin Ferguson	1,690	*	1,690		0	-
Mayank Trivedi	16,230	*	16,230		0	-
Michael Kaufman	2,461	*	2,461		0	-
Michael Pierce	3,606	*	3,606		0	-
Robert Allard	18,034	*	18,034		0	-
Robert Khederian	2,705	*	2,705		0	-
Robert Whelan	2,705	*	2,705		0	-
Ron Ribitzky	3,043	*	3,043		0	-
Stephanie Flood	1,082	*	1,082		0	-
Total			602,993	(12)

*less than 1%

(1)	The numbers of shares owned prior to resale by each Selling Stockholder includes (i) the aggregate of shares of Common Stock of each Selling Stockholders under the 2010 Plan, the 2013 Plan, and the 2021 Plan, registered pursuant to this prospectus for resale.
(2)	Percentage is computed with reference to 8,729,532 shares of our Common Stock outstanding as of December 14, 2021, and assumes for each Selling Stockholder the sale of all shares offered by that particular Selling Stockholder under this Prospectus.
(3)	Includes 1,250 shares of common stock issuable upon vesting of RSUs, which vest within 60 days of December 9, 2021. Does not include 1,250 shares of common stock issuable upon vesting of RSUs, which do not vest within 60 days of December 9, 2021. Additionally, does not include 13,525 shares of common stock issuable upon exercise of vested stock options at an exercise price of $8.00 per share, none of which are exercisable within 60 days of December 9, 2021.
(4)	Includes 2,930 shares of common stock issuable upon exercise of vested stock options at an exercise price of $1.00 per share, all of which are exercisable within 60 days of December 9, 2021. Does not include 37,880 shares of common stock issuable upon vesting of RSUs, which do not vest within 60 days of December 9, 2021. Additionally, does not include 4,340 shares of common stock issuable upon exercise of vested stock options at an exercise price of $1.00 per share, none of which are exercisable within 60 days of December 9, 2021.
(5)	Includes 51,205 shares of common stock issuable upon exercise of vested stock options at an exercise price of $1.00 per share, all of which are exercisable within 60 days of December 9, 2021. Does not include 41,668 shares of common stock issuable upon vesting of RSUs, which do not vest within 60 days of December 9, 2021. Additionally, does not include 1,409 shares of common stock issuable upon exercise of vested stock options at an exercise price of $1.00 per share, none of which are exercisable within 60 days of December 9, 2021.
(6)	Includes 88,187 shares of common stock issuable upon exercise of vested stock options at an exercise price of $1.00 per share, all of which are exercisable within 60 days of December 9, 2021. Does not include 41,668 shares of common stock issuable upon vesting of RSUs, which do not vest within 60 days of December 9, 2021. Additionally, does not include 1,409 shares of common stock issuable upon exercise of vested stock options at an exercise price of $1.00 per share, none of which are exercisable within 60 days of December 9, 2021.
(7)	Includes 1,250 shares of common stock issuable upon vesting of RSUs, which vest within 60 days of December 9, 2021. Does not include 1,250 shares of common stock issuable upon vesting of RSUs, which do not vest within 60 days of December 9, 2021. Additionally, does not include 13,525 shares of common stock issuable upon exercise of vested stock options at an exercise price of $8.00 per share, none of which are exercisable within 60 days of December 9, 2021.
(8)	Consists of 843,231 shares of common stock owned by OBF Investments. Mr. Scholl is the President and Chief Includes 1,250 shares of common stock issuable upon vesting of RSUs, which vest within 60 days of December 9, 2021. Does not include 1,250 shares of common stock issuable upon vesting of RSUs, which do not vest within 60 days of December 9, 2021. Additionally, does not include 13,525 shares of common stock issuable upon exercise of vested stock options at an exercise price of $8.00 per share, none of which are exercisable within 60 days of December 9, 2021.
(9)	Includes 1,250 shares of common stock issuable upon vesting of RSUs, which vest within 60 days of December 9, 2021. Additionally, includes 4,508 shares of common stock issuable upon exercise of vested stock options at an exercise price of $3.83 per share, all of which are exercisable within 60 days of December 9, 2021. Does not include 1,250 shares of common stock issuable upon vesting of RSUs, which do not vest within 60 days of December 9, 2021. Additionally, does not include 9,017 shares of common stock issuable upon exercise of vested stock options at an exercise price of $3,83 per share, none of which are exercisable within 60 days of December 9, 2021.
(10)	Does not include 30,304 shares of common stock issuable upon vesting of RSUs, which do not vest within 60 days of December 9, 2021.
(11)	Consists of 843,231 shares of common stock owned by OBF Investments. Mr. Scholl is the President and Chief Executive Officer of OBF Investments, and therefore, may be deemed to hold voting and dispositive power of the securities held by OBF Investments. Includes 1,250 shares of common stock issuable upon vesting of RSUs, which vest within 60 days of December 9, 2021. Does not include 1,250 shares of common stock issuable upon vesting of RSUs, which do not vest within 60 days of December 9, 2021. Additionally, does not include 13,525 shares of common stock issuable upon exercise of vested stock options at an exercise price of $8.00 per share, none of which are exercisable within 60 days of December 9, 2021.
(12)	Does not include certain non-affiliates of the Company, each of whom is offering and may sell up to 1,000 shares of Common Stock.

We may supplement this prospectus from time to time as required by the rules of the Securities and Exchange Commission to include certain information concerning the security ownership of the Selling Stockholders or any new Selling Stockholders, the number of securities offered for resale and the position, office or other material relationship which a Selling Stockholder has had with us or our affiliates and predecessors within the past three years.

PLAN OF DISTRIBUTION

In this section of the prospectus, the term “Selling Stockholder” means and includes:

●	the persons identified in the table above as the Selling Stockholders;

●	those persons whose identities are not known as of the date hereof but may in the future be eligible to receive options under the 2010 Plan, the 2013 Plan or the 2021 Plan; and

●	any of the donees, pledgees, distributees, transferees or other successors in interest of those persons referenced above who may: (a) receive any of the shares of our Common Stock offered hereby after the date of this prospectus and (b) offer or sell those shares hereunder.

The shares of our Common Stock offered by this prospectus may be sold from time to time directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer such shares through underwriters, brokers, dealers, agents or other intermediaries. The Selling Stockholders as of the date of this prospectus have advised us that there were no underwriting or distribution arrangements entered into with respect to the Common Stock offered hereby. The distribution of the Common Stock by the Selling Stockholders may be effected: in one or more transactions that may take place on The Nasdaq Capital Market (including one or more block transactions) through customary brokerage channels, either through brokers acting as agents for the Selling Stockholders, or through market makers, dealers or underwriters acting as principals who may resell these shares on The Nasdaq Capital Market; in privately-negotiated sales; by a combination of such methods; or by other means. These transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with sales of our Common Stock.

The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares of our Common Stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of shares of our Common Stock. The broker-dealer may then resell or otherwise transfer such shares of Common Stock pursuant to this prospectus.

The Selling Stockholders also may lend or pledge shares of our Common Stock to a broker-dealer. The broker-dealer may sell the shares of Common Stock so lent, or upon a default the broker-dealer may sell the pledged shares of Common Stock pursuant to this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares of Common Stock the Selling Stockholders.

Although the shares of Common Stock covered by this prospectus are not currently being underwritten, the Selling Stockholders or their underwriters, brokers, dealers or other agents or other intermediaries, if any, that may participate with the selling security holders in any offering or distribution of Common Stock may be deemed “underwriters” within the meaning of the Securities Act and any profits realized or commissions received by them may be deemed underwriting compensation thereunder.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in a distribution of shares of the Common Stock offered hereby may not simultaneously engage in market making activities with respect to the Common Stock for a period of up to five days preceding such distribution. The Selling Stockholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales by the Selling Stockholders.

In order to comply with certain state securities or blue sky laws and regulations, if applicable, the Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Common Stock may not be sold unless they are registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

There can be no assurance that the Selling Stockholders will sell any or all of the securities offered by them hereby.

LEGAL MATTERS

The validity of the securities being offered herein has been passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

"The financial statements of iSpecimen, Inc. as of December 31, 2020 and 2019 and for the years then ended, have been incorporated by reference herein in reliance upon the report of Wolf & Company, P.C., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing."

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the registration statement, the documents incorporated by reference herein and the exhibits and schedules filed thereto. Statements contained or incorporated by reference in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information is available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.ispecimen.com. You may access our Registration Statement on Form S-1, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our Common Stock.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference herein because it is an important part of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	Our Prospectus filed pursuant to Rule 424(b)(4) filed with the SEC on June 21, 2021 relating to the Registration Statement on Form S-1, as amended (File No. 333-250198), which contains the Registrant's audited financial statements for the years ended December 31, 2020 and 2019;

●	Our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 4, 2021 and the quarter ended June 30, 2021, filed with the SEC on August 8, 2021; and

●	Our Current Reports on Form 8-K, filed with the SEC on June 22, 2021, July 1, 2021, August 16, 2021, November 29, 2021 and December 2, 2021.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus, which will become a part of this prospectus from the date that such documents are filed with the SEC. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later-filed document modify or replace such earlier statements. In addition to being able to access any or all of the documents incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents on our website at https://ispecimen.com we will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of such documents. You should direct any requests for documents to:

iSpecimen Inc.

Attn: Christopher Ianelli, Chief Executive Officer

450 Bedford Street

Lexington, MA 02420

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock. These purchasers will purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

ISPECIMEN INC.

612,190 shares

Common Stock

REOFFER PROSPECTUS

December 16, 2021

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

Included in the prospectus which is part of this registration statement.

Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

Our Certificate of Incorporation and bylaws provide that, to the fullest extent permitted by the laws of the State of Delaware, any officer or director of our company, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is or was or has agreed to serve at our request as a director, officer, employee or agent of our company, or while serving as a director or officer of our company, is or was serving or has agreed to serve at the request of our company as a director, officer, employee or agent (which includes service as a trustee, partner or manager or similar capacity) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. For the avoidance of doubt, the foregoing indemnification obligation includes, without limitation, claims for monetary damages against Indemnitee to the fullest extent permitted under Section 145 of the Delaware General Corporation Law as in existence on the date hereof.

The indemnification provided shall be from and against expenses (including attorneys’ fees) actually and reasonably incurred by a director or officer in defending such action, suit or proceeding in advance of its final disposition, upon receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under our certificate of incorporation and bylaws or otherwise.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

See Exhibit Index.

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

5.1*	Opinion of Ellenoff Grossman & Schole LLP

10.1	iSpecimen Inc. 2010 Stock Incentive Plan (1)

10.2	iSpecimen Inc, 2013 Stock Incentive Plan (1)

10.3	iSpecimen Inc. Amended and Restated 2021 Stock Incentive Plan (2)

23.1*	Consent of Wolf & Company, P.C.

23.2*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page of the initial filing of this Registration Statement).

(1)	Filed as an Exhibit to the Company’s Registration Statement on Form S-1/A (File No. 333-250198) with the SEC on December 31, 2020

(2)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, with the SEC on August 10, 2021.

*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Massachusetts, State of Delaware, on December 16, 2021.

ISPECIMEN, INC.

By:	/s/ Christopher Ianelli
Christopher Ianelli
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher Ianelli as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form S-8 has been signed by the following persons in the capacities indicated on December 16, 2021.

Signature	Title	Date

/s/ Christopher Ianelli	Chief Executive Officer, President and	December 16, 2021
Christopher Ianelli	Director (Principal Executive Officer)

/s/ Tracy Curley	Chief Financial Officer and Treasurer	December 16, 2021
Tracy Curley	(Principal Financial and Accounting Officer)

/s/ Jill Mullan	Chief Operating Officer, Secretary and Director	December 16, 2021
Jill Mullan

/s/ Andrew L. Ross	Director	December 16, 2021
Andrew L. Ross

/s/ George “Bud”Scholl	Director	December 16, 2021
George “Bud” Scholl

/s/ Steven Gullans	Director	December 16, 2021
Steven Gullans

/s/ John L. Brooks III	Director	December 16, 2021
John L. Brooks III

/s/ Maragaret H. Lawrence	Director	December 16, 2021
Maragaret H. Lawrence

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